Annual Notice Dated May 1, 2026
Merrill Lynch Retirement PlusSM
Issued through
Transamerica Financial Life Insurance Company
ML of New York Life Variable Annuity Separate Account A

This Annual Disclosure Notice (“Notice”) provides certain updated information about Your Merrill Lynch Retirement PlusSM, a flexible premium individual deferred variable annuity contract (“Contract”), which is no longer available for purchase.

Transamerica Financial Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Contract in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable life offerings. Updated audited financial statements for Transamerica Financial Life Insurance Company and for ML of New York Life Variable Annuity Separate Account A (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/89347C157?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Contract (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Contract prospectus dated May 1, 2008, as supplemented, is incorporated herein by reference and contains more information about the Contract’s features, benefits, and risks in addition to what is listed below.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

SPECIAL TERMS

Annuitant: The person whose continuation of life annuity payments may depend.
Contract Anniversary: The same date each year as the date of issue of the Contract.
Contract Year: The period from one Contract Anniversary to the day preceding the next Contract Anniversary.
Individual Retirement Account or Annuity (“IRA”): A retirement arrangement meeting the requirements of Section 408 of the Internal Revenue Code (“IRC”).
Qualified Contract: A Contract issued in connection with a retirement arrangement described under section 403(b) or 408(b) of the IRC.

SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Contract features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Contract.
  For changes in the names of certain Portfolios and/or Advisers/Sub-advisers please refer to the Appendix - Investment Options Available Under the Contract.
  For updated Portfolio expense information please refer to Important Information You Should Consider About this Contract and the Appendix - Investment Options Available Under the Contract.
  For updated Portfolio performance information please refer to the Appendix – Investment Options Available Under the Contract.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

Your Contract prospectus dated May 1, 2008, as supplemented, contains more information about the Contract’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?
Yes. If You withdraw money from Account A within 7 years of Your last purchase payment, You may be assessed a surrender charge of up to 7% of the amount withdrawn. The charge decreases by 1% each year and is 0% after year 7. No surrender charge applies to withdrawals from Account B.

Example:
If You invest $100,000 and withdraw the full amount within the first year, You could pay a surrender charge of up to $7,000. This loss may be greater if taxes or tax penalties apply.
				Sales Charges Withdrawals and Surrenders
	Number of Years Since Purchase Payment	Surrender Charge (% of amount withdrawn)
	0	7%
	1	6%
	2	5%
	3	4%
	4	3%
	5	2%
	6	1%
	7+	0%
Are There Transaction Charges?
Yes. In addition to surrender charges, You may also be charged for other transactions under the Contract. These transaction charges include:
  Transfer Fees: You may make up to six transfers per Contract Year among investment options. For each additional transfer beyond six, a fee of up to $25 may be charged.
  Annual Contract Maintenance Charge: A $40 charge may be deducted from Your account value on each Contract Anniversary and upon full surrender. This charge is waived if Your contract value is at least $50,000.
  Administration Charge: An annual charge of 0.10% is deducted daily from Your account value to cover administrative costs.
  GMIB Fee: If You elect the Guaranteed Minimum Income Benefit Rider, a fee of 0.40% annually (based on the GMIB Benefit Base) is deducted quarterly.
  Premium Taxes: State premium taxes may be deducted from Your account value upon annuitization, surrender, or payment of a death benefit.
				Charges and Deductions
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the Investment Options and optional benefits You choose. Please refer to Your Contract specifications page for information about the specific fees You will pay each year based on the options You have elected.
				Fee Table
	Annual Fee	Minimum	Maximum
	Base Contract (varies by Contract class)[1]	0.65%	1.35%
	Portfolio Company (fund fees and expenses)[2],3	0.13%	1.55%
	Optional benefits (for a single optional benefit, if elected)[4]	0.40%	0.40%
	1As a percentage of Separate Account Value.
	2As a percentage of average net assets.
	[3]See below Appendix: Investment Options Available Under the Contract for more information.
	4As a percentage of benefit base or withdrawal base.
Because Your Contract is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Contract, the following table shows the lowest and highest cost You could pay each year based on current charges. This estimate assumes that You do not take withdrawals from the Contract, which could add surrender charges that substantially increase costs.

	Lowest Annual Cost $817	Highest Annual Cost $3,444
	Assumes:	Assumes:
	Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Purchase Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Purchase Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. An investor can lose money by investing in the Contract. The value of Your Contract may decrease due to poor investment performance of the underlying investment options You select. You bear the entire investment risk for all amounts allocated to the variable investment options, and it is possible to lose the amount You invest.
				Prospectus Introduction Investments of the Accounts - General Information and Investment Risks
Is This a Short-Term Investment?
No. The Contract is designed as a long-term investment and is not appropriate for investors who need ready access to cash. Early withdrawals may result in surrender charges, taxes, and a 10% federal penalty tax if taken before age 59½.
				Prospectus Introduction
What are the Risks Associated with Investment Options?
An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options available under the Contract. Each Investment Option has its own unique risks, and You should review the available Investment Options before making an investment decision.
				Investments of the Accounts – General Information and Investment Risks
What are the Risks Related to the Insurance Company?
An investment in the Contract is subject to risks related to the Insurance Company. Any obligations, guarantees, or benefits under the Contract, are subject to the claims-paying ability of Transamerica Financial Life Insurance Company. This means that if the Insurance Company is unable to meet its financial obligations, You may not receive the guaranteed payments or benefits promised under the Contract.

The financial strength of the Insurance Company is evaluated by independent rating agencies such as A.M. Best, Moody’s, and Standard & Poor’s. These ratings reflect the company’s ability to meet its insurance and annuity obligations but do not reflect the investment performance of the Variable Subaccounts.

More information about Transamerica Financial Life Insurance Company (formerly ML Life Insurance Company of New York), including our financial strength ratings, is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
				ML Life Insurance Company of New York
	RESTRICTIONS			Location in Prospectus
Are There Limits on the Investment Options?
Yes. There are restrictions that may limit the Investment Options You can choose and how You transfer Contract Value among them.
Investment Option Restrictions:
  You may allocate premiums among 18 of 34 available subaccounts.
  Certain subaccounts are closed to new premium allocations and incoming transfers.
Transfer Limitations
  You may make up to six transfers per Contract Year among subaccounts without charge. For each additional transfer beyond six, a fee of up to $25 may be charged.
  Transfers must be at least $100 or the full value of the subaccount, and must be made in whole percentage increments.
The Insurance Company and the Separate Account reserve the right to:
  Add, remove, substitute, or close investment options (including Portfolio Companies and subaccounts) at any time.
  Restrict, refuse, or limit premium payments, transfers, or the number of investment options You can hold.
  Stop accepting additional purchase payments and make other changes to the investment options available under the Contract, subject to applicable law and any contractual guarantees.
				Capsule Summary of the Contract The Funds - Material Conflicts, Substitution of Investments and Changes to Accounts
Are There any Restrictions on Contract Benefits?
Yes. The Guaranteed Minimum Income Benefit (GMIB) Rider must be elected at issue and may terminate if You change the Annuitant, surrender the Contract, or transfer all Account A value to Account B. Withdrawals or transfers that exceed 5% of the GMIB Benefit Base in a Contract Year may reduce the benefit by more than the amount withdrawn and may cause early termination. The death benefit may also be reduced by adjusted withdrawals and transfers.
				Features and Benefits of the Contract
	TAXES			Location in Prospectus
What Are the Contract’s Tax Implications?
An investor should consult with a tax professional to determine the tax implications of investing in and receiving purchase payments under the Contract. There is no additional tax benefit if the Contract is purchased through a tax-qualified plan or individual retirement account (IRA).

Withdrawals from the Contract will be subject to ordinary income tax and may also be subject to a 10% federal tax penalty if taken before age 59½.
				Federal Income Taxes
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals receive compensation for selling the Contract. Compensation is typically paid as commissions based on premium amounts and Contract Value, and may include bonuses, non-cash incentives, and payments from affiliates or third parties. These professionals may have a financial incentive to recommend the Contract over other investments.
				Other Information - Selling the Contract
Should I Exchange My Contract?
Some investment professionals may have a financial incentive to offer You a new Contract in place of the one You already own. You should only exchange Your Contract if, after comparing the features, fees, and risks of both Contracts, and any fees or penalties to terminate the existing Contract, You determine that purchasing the new Contract is preferable.
				Capsule Summary of the Contract - Replacement of Contracts Other Information – Selling the Contract

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
The following is a list of current Portfolio Companies available under the Contract, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/89347C157?site=VAVUL
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Contract may charge. Expenses would be higher, and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Long-term growth of capital.	AB Sustainable Global Thematic Portfolio - Class A Advised by: AllianceBernstein L.P.	1.01%	6.32%	3.28%	10.08%
Seek long-term capital appreciation.	BlackRock Advantage Large Cap Value V.I. Fund - Class I Advised by: BlackRock Advisors, LLC	1.15%	18.38%	12.71%	11.15%
To seek capital appreciation and, secondarily, income.	BlackRock Basic Value V.I. Fund - Class I Advised by: BlackRock Advisors, LLC	0.87%	24.38%	13.12%	10.84%
To seek high total investment return.	BlackRock Global Allocation V.I. Fund - Class I Advised by: BlackRock Advisors, LLC; Sub-Advised by: BlackRock International Limited	0.80%	19.80%	5.79%	7.59%
To seek to maximize total return, consistent with income generation and prudent investment management.	BlackRock High Yield V.I. Fund - Class I Advised by: BlackRock Advisors, LLC; Sub-Advised by: BlackRock International Limited	0.64%	9.19%	4.79%	6.31%
To seek long-term capital growth.	BlackRock Large Cap Focus Growth V.I. Fund - Class I Advised by: BlackRock Advisors, LLC	0.90%	11.80%	10.47%	16.28%
To seek a level of current income and degree of stability of principal not normally available from an investment solely in equity securities, as well as the opportunity for capital appreciation greater than is normally available from an investment solely in debt securities.	BlackRock Managed Volatility V.I. Fund - Class I Advised by: BlackRock Advisors, LLC; Sub-Advised by: BlackRock International Limited	1.05%	5.98%	5.54%	4.09%
Seek investment results that, before expenses, correspond to the aggregate price and yield performance of the Standard & Poor's 500 Index (the "S&P 500" or the "Underlying Index").	BlackRock S&P 500 Index V.I. Fund - Class I Advised by: BlackRock Advisors, LLC	0.13%	17.72%	14.28%	14.63%
To maximize total return, consistent with income generation and prudent investment management.	BlackRock Total Return V.I. Fund - Class I Advised by: BlackRock Advisors, LLC; Sub-Advised by: BlackRock International Limited	0.60%	8.00%	-0.37%	1.86%
Seeks long-term growth of capital.	Davis Equity Portfolio Advised by: Davis Selected Advisers, L.P.; Sub-Advised by: Davis Selected Advisers-NY, Inc.	0.71%	27.24%	13.39%	12.52%
Seeks capital appreciation.	Federated Hermes Kaufmann Fund II - Primary Advised by: Federated Global Investment Management Corp	1.55%	7.03%	6.56%	6.85%
Seeks to achieve high current income and moderate capital appreciation.	Federated Hermes Managed Volatility Fund II - Primary Advised by: Federated Equity Management Company of Pennsylvania and Federated Investment Management Company	1.12%	7.03%	6.56%	6.85%
Seek capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.	Invesco V.I. Comstock Fund - Series I Advised by: Invesco Advisers, Inc.	0.75%	17.45%	15.43%	11.95%
Seeks long-term capital growth.	LVIP American Century Ultra® Fund - Standard II Advised by: Lincoln Financial Investments Corporation; Sub-Advised by: American Century Investment Management, Inc.	0.77%	12.84%	11.68%	17.16%
To seek capital appreciation.	MFS® Growth Series - Initial Advised by: MFS® Investment Management	0.74%	12.19%	11.10%	15.60%
Seeks maximum total return, consistent with preservation of capital and prudent investment management.	PIMCO Total Return Portfolio - Administrative Advised by: Pacific Investment Management Company LLC	0.73%	8.89%	0.02%	2.36%
To seek long-term capital appreciation.	Transamerica International Focus VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Sands Capital Management, LLC	0.83%	6.47%	0.99%	5.45%
To seek to earn a total return modestly in excess of the total return performance of the S&P 500® Index while maintaining a volatility of return similar to the S&P 500® Index.	Transamerica JPMorgan Enhanced Index VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.61%	16.21%	14.39%	14.61%
 1. Some Subaccounts may be available for certain Contracts and may not be available for all Contracts. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.

Closed Accounts:
Effective December 6, 1996, the following subaccounts were closed to new investments:

Investment Objective	Underlying Fund Portfolio and Adviser/Sub-adviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 year	5 years	10 years
To seek long–term total return and current income.	BlackRock Equity Dividend V.I. Fund Adviser: BlackRock Advisors, LLC	N/A	N/A	N/A	N/A
To seek a level of current income and degree of stability of principal not normally available from an investment solely in equity securities, as well as the opportunity for capital appreciation greater than is normally available from an investment solely in debt securities.
	BlackRock Managed Volatility V.I. Fund Adviser: BlackRock Advisors, LLC Sub-Adviser: BlackRock International Limited	N/A	N/A	N/A	N/A
Effective December 12, 2011, the following subaccounts were closed to new investments:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
Long-term growth of capital.	AB Large Cap Growth Portfolio - Class A Advised by: AllianceBernstein L.P.	0.65%	13.13%	12.04%	16.17%
Seeks capital growth.	Invesco V.I. American Franchise Fund - Series I Advised by: Invesco Advisers, Inc.	0.85%	11.67%	10.35%	14.87%

Effective April 28, 2023, the following subaccount was liquidated:

Investment Objective	Underlying Fund Portfolio and Adviser/Sub-adviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 year	5 years	10 years
Seeks to maximize total return, consistent with income generation and prudent investment management.	BlackRock U.S. Government Bond V.I. Fund Adviser: BlackRock Advisors, LLC	N/A	N/A	N/A	N/A

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Contract dated May 1, 2008, as supplemented, contains more information about the Contract. You may contact us for additional information free of charge at (800) 525-6205 or write us at:

Transamerica Financial Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499
Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

EDGAR File No. 333-197166
EDGAR Contract Identifier No. C000029290